Exhibit 1.01

Oshkosh Corporation
Conflict Minerals Report
for the Year Ended December 31, 2014

Oshkosh Corporation (“Oshkosh”) has prepared this conflict minerals report on Form SD for the year ended December 31, 2014, to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Conflict Minerals Rule”). The Securities and Exchange Commission (“SEC”) adopted the Conflict Minerals Rule to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”).

If a registrant determines that any of the tin, tungsten, tantalum, and gold (“3TG”) in its products may have originated in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”), or has reason to believe that any of the 3TG in its products may have originated in the Covered Countries, and has reason to believe that such 3TG may not be from recycled or scrap sources, then the registrant must exercise due diligence on the source and chain of custody of the 3TG.

1.                                      Company Overview

Oshkosh and its subsidiaries are committed to responsible supply chain management. This means Oshkosh endeavors to procure materials and parts from suppliers that, among other important values, demonstrate a respect for the human rights and individual dignity of all participants within its supply chain.  For the 2013 reporting period, we took specific actions to fully implement the requirements of the Dodd-Frank Act related to human rights within the 3TG supply chain, and we have expanded and improved upon these actions for the 2014 reporting period.  We continue to support the responsible mining and sourcing of 3TG within the Covered Countries and do not knowingly procure materials or parts that finance or benefit armed groups within the Covered Countries.

Oshkosh is a leading designer, manufacturer and marketer of a broad range of specialty vehicles and vehicle bodies.  The Company maintains four reportable segments:

•                        Access equipment — aerial work platforms and telehandlers used in a wide variety of construction, agricultural, industrial, institutional and general maintenance applications to position workers and materials at elevated heights, as well as wreckers and carriers.

•                        Defense — tactical trucks, trailers and supply parts and services sold to the U.S. military and to other militaries around the world.

•                        Fire & emergency — custom and commercial firefighting vehicles and equipment, airport rescue and firefighting (ARFF) vehicles, snow removal vehicles, simulators, and broadcast vehicles.

•                        Commercial — concrete mixers, refuse collection vehicles, portable and stationary concrete batch plants and vehicle components, as well as field service vehicles and truck mounted cranes.

Each of our business segments sells complex vehicles for use by a wide variety of industries and service providers around the world.  Because of this complexity and the wide variety of functionality that our vehicles offer, the list of components needed to manufacture these products is extensive.

We know that 3TG are common and essential to our industry.  The engines, electronic control modules, electrical harnesses, weld wire, and microprocessors that manufacturers in the vehicle and transportation equipment industry use as production inputs are known, in at least some cases, to contain 3TG. However, Oshkosh has not been able to specifically identify any 3TG in our products that was mined by persons that finance or benefit armed groups in the Covered Countries.

We also know that Oshkosh does not purchase ore or unrefined 3TG from mines and is generally many steps removed in the supply chain from the mining and refining of 3TG. We purchase materials and parts from a wide network of suppliers and must rely on those suppliers to assist with the collection of data used to attempt to identify the ultimate source of the minerals that our suppliers use in their manufacturing processes.

We purchase materials or parts directly from approximately 4,000 different suppliers.  We refer to these direct suppliers as our Tier 1 suppliers, and many of these suppliers have equally large and diverse supply chains that provide materials or parts in the manufacture of their products.  This pattern is repeated through the supply chain.  For materials or parts that are subject to many manufacturing steps, we estimate there may be more than 5 tiers of suppliers between us and a smelter or refiner that actually processes 3TG that a particular product may contain.

Oshkosh expends significant effort to ensure that its direct material supply base contains the optimal number of Tier 1 suppliers.  This is an ongoing effort to identify and engage suppliers that offer the appropriate balance of innovation and technology and competitive pricing to ensure our products continue to provide our customers with the best value in the marketplace.  In addition, to comply with the U.S. Government’s small business procurement rules, regulations, and guidelines, our Defense segment works with and supports hundreds of small businesses that have limited resources and technical knowledge with which to conduct supply chain investigations.

Many of our suppliers, including most of these small businesses, are not directly subject to the Conflict Minerals Rule.  Further, many do not possess the resources and/or requisite technical expertise with which to perform detailed investigations of their own 3TG supply chains.  As a result, our compliance efforts start with an educational program giving suppliers the background for the Conflict Minerals Rule and the importance of compliance.  While we have made progress, working with a broad, deep and highly varied supply chain remains challenging.

2.                                      Actions Taken in Support of Our Conflict Minerals Program

Over the course of the last two years, Oshkosh has expended significant resources to identify the source of 3TG in its products.  While a percentage of the world’s 3TG does originate in the Covered Countries, a significant portion does not.  Further, a large amount is from scrap or recycled sources.  So, it is important for us to learn as much about the source of any 3TG in our products as is feasible. We have taken specific actions to bolster our understanding of the 3TG within our supply chain.

Framework

We designed our compliance program to substantially conform to the framework outlined in The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten.

Internal Team

For the 2013 reporting period, we formed a cross-functional implementation team comprised of new staff level positions and experienced leaders from the finance, supply chain, legal, sustainability, and engineering functions.  In 2014, this team transitioned from an implementation role to one of ongoing program maintenance and improvement.  The steering team we established in 2013, comprised of subject matter experts and senior leaders, continues to guide our efforts to meet the requirements of the Conflict Minerals Rule.  Our senior executive management team is actively engaged on an as needed basis to ensure we continue to make progress toward our goals.

Training — Internal and External

As part of our program, we provide our suppliers annual conflict minerals refresher training conducted by an industry leading compliance firm.  In addition, our own subject matter experts are available to answer suppliers’ questions on an as needed basis.  We send to each supplier a copy of the updated Electronic Industry Citizenship Coalition® (EICC®) and the Global e-Sustainability Initiative (GeSI) template (the “EICC-GeSI template”).  We also made training from expert resources on the template available to our suppliers to answer questions on the content, purpose, and format of the template.  This template was developed to facilitate the disclosure and communication of information regarding smelters or refiners that provide materials or parts to a company’s supply chain.  The template includes questions regarding a direct supplier’s conflict minerals policy, engagement with its direct suppliers, and a listing of the smelters or refiners the direct supplier and its suppliers use.  In addition, the template contains questions about the origin of conflict minerals included in the direct supplier’s products.

Our training also includes a comprehensive internal communication and training effort for both existing and new employees.  We hold multiple training events throughout the year for our internal supply chain employees supporting all of our segments.  In addition, we now include conflict minerals content in our new employee training program.

Conflict Minerals Policy

We review Oshkosh’s internal and external conflict minerals policies annually and consider potential updates.  This helps to keep current the shared expectations we place on both our employees and our suppliers and ensure that they are clear and understandable.  The internal policy is part of our global compliance program, and the external policy can be found on Oshkosh’s website at: www.oshkoshcorp.com, under the “About Oshkosh” section under the “Corporate Governance” tab and within the “Policies and Guidelines” link.

Supplier Terms and Conditions and Supplier Code of Conduct

We communicate our expectations of suppliers through our Oshkosh Supplier Code of Conduct as well as through our commercial terms and conditions for the purchase of products. We require suppliers to develop processes to understand the origin of materials in their products so that steps can be taken to confirm that their products are not produced with 3TG that finance or benefit armed groups in the Covered Countries.

Violation Reporting Processes

Employees and suppliers can report violations of any of Oshkosh’s policies through our Hot Line process.  In addition, we have established a process specifically for conflict minerals questions and concerns.

Records Maintenance

We have retained all relevant documentation from our surveys and due diligence that we describe below.

3.                                      Reasonable Country of Origin Inquiry and Due Diligence

Supplier Surveys

We adopted a risk-based survey process for our suppliers.  Due to the complexity and depth of our supply base, we surveyed only suppliers who together represented a significant majority of our direct material expenditures in 2014.  We highlighted for follow-up any supplier whose survey response suggested a greater likelihood of manufacturing products containing 3TG from a Covered Country.  We believe and took steps to confirm that this risk-based approach is consistent with the process that many of our global manufacturing peer companies follow.

We sent the updated EICC-GeSI template to our Tier 1 suppliers. As a result of our approach, we sent surveys to suppliers representing over 95% of our 2014 expenditures for direct materials and components.

Survey Responses and Follow-up Engagement

Our protocol for the survey of Oshkosh suppliers required at least three follow-up inquiries to any supplier who did not respond to the initial survey.  These follow-up efforts included two electronic and at least one person-to-person engagement. We reviewed the responses against defined criteria we developed to determine which required further engagement. These criteria included untimely or incomplete responses as well as inconsistencies in the data reported.  When a supplier survey response indicated a greater likelihood of products containing 3TG from a Covered Country, we utilized a supplier risk escalation/disposition process that we developed for 2014.  In these instances, Oshkosh supply chain personnel interfaced directly with the supplier to better understand the content and the specific risks contained in the supplier’s survey response.

The majority of the responses we received provided data at the company level or division/segment level, rather than at a part number level.  That is, the supplier provided data regarding the supplier or a division or segment generally rather than as to specific materials or parts that the supplier provides to Oshkosh.

Some supplier responses included names of smelters or refiners, although there was no reliable information indicating that any of the 3TG that suppliers may have obtained from these smelters or refiners was actually contained in materials or parts that the supplier supplied to us.  Therefore, Oshkosh was unable to confirm the identity or location of smelters or refiners that we know are in our supply chain.  We were able to match approximately 270 of the smelters or refiners that supplier responses identified to the Conflict-Free Sourcing Initiative (CFSI) list. Approximately half of the smelters/refiners that we were able to identify to the CFSI list either were certified as conflict free or were actively working toward conflict free certification. As to the remaining half that we were able to identify as “active” smelters/refiners based on the CFSI list, no certification status was available. This does not definitively mean that these smelters are sourcing from the Covered Countries or financing or benefiting armed groups within the Covered Countries, and we have no reliable information indicating that they are.

Virtually none of the responses to our surveys provided a compelling basis for us to conclude that 3TG in materials or parts supplied to us were sourced in a Covered Country.  In the small number of cases where our process indicated the potential for this risk, our disposition process required follow-up and we solicited additional information regarding whether the minerals reported were actually contained in the materials or parts supplied to us, whether any of the 3TG that these suppliers reported were known to have originated in a Covered Country, and whether any of the 3TG that these suppliers reported was financing or benefitting armed groups in Covered Countries.  After follow-up, we were able to determine that some of these suppliers did not present a risk, and in the remaining cases, the additional information did not allow us to reach a determination regarding origin.

4.                                      Specific Improvement Actions — Reporting Year 2013 to 2014

Our 2013 Form SD identified specific areas we targeted for improvement in 2014.  Our improvement in 2014 resulted from the following actions:

a.              Data extraction and supplier risk assessment — we improved our ability to identify suppliers that accounted for a significant amount of our direct material spend.  As a result, our supplier survey process was more focused, allowing us to target those specific suppliers whose survey responses indicated a higher risk of sourcing from a Covered Country.  We engaged those suppliers in direct dialogue in an attempt to determine the specific risk factors in effect and how those risks could best be addressed.

b.              Supplier survey response rate — the rate of responses from the suppliers that we surveyed increased from 42% in 2013 to 62% in 2014.

c.               Supplier risk escalation/disposition — we completed the development of our internal supply chain conflict minerals risk escalation/disposition process during reporting year 2014.  This step-by-step methodology guides an individual through the process of identifying and mitigating 3TG risk and includes a process flowchart with decision points and next steps, work instructions, and a checklist of action steps for supply chain personnel to take when a potential 3TG supply chain risk is identified through the supplier survey process.  This process is highly tailored toward one-on-one, interpersonal engagement between our supply chain personnel and the supplier to ensure any potential risk is fully understood and appropriate risk mitigation actions are developed.

d.              Smelter/refiner information — in 2013, we received a limited amount of reliable information from our suppliers regarding smelters or refiners that may be in our supply chain.  In 2014, we received more information from our suppliers regarding smelters or refiners that may be in our supply chain and were able to match approximately 270 of those smelters/refiners to the CFSI list.  Approximately half of those smelters/refiners we were able to identify to the CFSI list either were certified as conflict free or were actively working toward conflict free certification.  The remaining half we were able to identify as “active” smelters/refiners based on the CFSI list but no certification status was available.

e.               Best practice benchmarking — we have maintained and expanded our participation in both formal and informal peer group discussions and reviews.  We remain active participants in AIAG (Automotive Industry Action Group) and MAPI (Manufacturers Alliance for Productivity and Innovation) discussion forums and educational sessions and have expanded our conflict minerals efforts to include content and information from the CFSI program.

5.                                      Future Actions to Improve Our Conflict Minerals Program

Oshkosh is taking the following steps related to the next reporting period to further improve our conflict minerals program:

a.              Enhance our data mining and extraction processes to identify potential 3TG risk within our supply chain to improve our ability to fully disclose, evaluate, and address those risks.

b.              Further engage directly with our suppliers to increase our survey response rate and the quality of information within those responses.

c.               Further engage suppliers with 3TG content in the products they provide to improve our understanding of their supply chains and develop risk mitigation steps as appropriate.

d.              Further leverage the CFSI program and the U.S. Department of Commerce known conflict minerals processing facilities list to refine our understanding of the smelters/refiners in our supply chain and to better understand the ultimate source and conflict status of the minerals in our multi-tiered and complex supply chain.

e.               Continue to work within industry established frameworks, our trade associations, and other groups to identify and implement best practices related to conflict minerals.